

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2012

Via E-mail
Curt Hansen
Chief Executive Officer
CH Real Estate II, Inc.
175 South Main Street, Suite 1500
Salt Lake City, UT 84111

Re: CH Real Estate II, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 18, 2012
File No. 333-179424

Dear Mr. Hansen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

   o If you have elected to use the extended transition period for complying
      with new or revised accounting standards under Section 102(b)(1), provide
      a risk factor explaining that this election allows you to delay the adoption
      of new or revised accounting standards that have different effective dates
      for public and private companies until those standards apply to private
      companies. Please state in your risk factor that, as a result of this election,
      your financial statements may not be comparable to companies that
      comply with public company effective dates. Include a similar statement
      in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available
to you as a Smaller Reporting Company.

2.   Please supplementally provide us with any written materials that you or anyone
     authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities
     Act to potential investors that are qualified institutional buyers or institutional accredited
     investors. Similarly, please supplementally provide us with any research reports about
     you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act
     of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any
     broker or dealer that is participating or will participate in your offering.

Cover

3.   We note your statement that you anticipate applying for trading of your common stock on
     the OTC Bulletin Board. Please revise to delete references to "listing" or "trading" on
     the OTC Bulletin Board since it is a quotation service and not an issuer listing service.

Prospectus Summary, page 5

Overview, page 5

4.   We note your disclosure that your auditors have issued an audit opinion which includes a
     statement describing their doubts about whether you will continue as a going concern.
     This disclosure is inconsistent with your accountant's report on page F-2 which does not
     include such disclosure. Please revise as appropriate to correct this apparent conflict.

5.   We also note your disclosure that your financial status creates substantial doubt about
     whether you will continue as a going concern, and your disclosure of other operating and
     liquidity concerns. Please tell us how your accountant considered AU Section 341 in
     determining whether substantial doubt exists about your ability to continue as a going
     concern for a reasonable period.

Selling Security Holders, page 12

6.   We note your response to comment 18 of our letter dated March 5, 2012 and continue to note that each of Curt Hansen, Michael Doron and David Rees appear to be listed at least twice in the Selling Security Holder Table on page 11. Please revise to aggregate the holdings of each selling security holder and to provide any explanation necessary in the footnotes.

Management's Discussion and Analysis…, page 15

Results of Operations, page 15

7.   We note your disclosure on page 15 that you have no earnings for the three months ended March 31, 2012 and incurred operating expenses of $4,529. We further note your disclosure on pages 1 and 18 that you purchased two residential properties during the first quarter of 2012. Please revise your disclosure on pages 15 and 18 to describe the purchase transactions of the residential properties, including the purchase dates, all costs associated with the purchases and the source of funds.

8.   We note your response to comment 22 of our letter dated March 5, 2012 and we reissue our prior comment. Please expand to discuss in greater detail your company's plan of operations for the next 12 months and whether your company has sufficient funds to support operations for the next 12 months. Please provide details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

Business and Recent Developments, page 17

9.   We note your response to comment 24 of our letter dated March 5, 2012 and we reissue our prior comment, in part. Please expand your disclosure to provide greater details regarding your operations and your intended business operations.

10.   We note your response to comment 25 of our letter dated March 5, 2012 and we reissue our prior comment in part. Please disclose whether you currently have any rental properties or clarify that the two recently purchased properties are not rental properties.

11.   We note your revised disclosure in response to comment 27 of our letter dated March 5, 2012 in which you indicate you seek properties from parties with whom the founder has done business in the past. Please clarify if the properties were purchased from related parties and if so, please provide applicable disclosure in the "Certain Relationships and Related Transactions" section.

Management, page 19

12.　　We note your response to comment 30 of our letter dated March 5, 2012. We note you indicate on page 19 that Curt Hansen has worked in the industry for over 24 years. Please revise to include Mr. Hansen's principal occupations and employment, the name and principal business of any corporation or other organization in which such occupations and employment were carried on and the dates of such employment. If Mr. Hansen was self-employed, please include the name of his business(es). Please refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 21

13.　　We note your response to comment 31 of our letter dated March 5, 2012 and continue to believe that the shares issued to Curt Hansen at a substantial discount should be included in your summary compensation table, as well as in your narrative discussion to the table. Please revise accordingly or explain why it is not appropriate to do so.

14.　　We note you indicate that 12,500 shares of common stock were issued to Vincent & Rees, its managing partner, and its associates for cash. Please revise your disclosure to identify the managing partner and associates to which you are referring. Please also revise to indicate the price paid for these shares.

Note 1: Background Information and Summary of Significant Accounting Policies

Revenue and Cost Recognition, page F-8

15.　　With respect to sales of properties, please revise to clarify how you considered the criteria in ASC 360-20-40 related to the terms of the transaction and any continuing involvement in determining the specific timing of revenue recognition.

Item 15. Recent Sales of Unregistered Securities, page II-1

16.　　Please include the specific rule under Regulation D in which the company relied upon and provide a detailed explanation regarding how these sales complied with such exemption. For example, please disclose whether the investors were accredited and/or financially sophisticated and whether there was any general solicitation. Please also tell us whether you filed a Form D with the Commission regarding the offer and sale of these securities, and if not, explain why.

　　　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at 202-551-3414 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3401 with any questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: David M. Rees
        Via E-mail